UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May 2003 (2)	File No.: 0-11378

TransGlobe Energy Corporation
(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F [ X ]        Form 40F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]           No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - ____________.

FORM 6K	Page 2

Submitted herewith:

(1)	Material Change Report, Form 27 dated May 14, 2003 reporting Press Release dated May 14, 2003 - “TransGlobe Energy Corporation Announces Successful Appraisal Well in Republic of Yemen”

(2)	Material Change Report, Form 27 dated May 14, 2003 reporting Press Release dated May 14, 2003 - “TransGlobe Energy Corporation Announces 2003 First Quarter Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation

(Registrant)

Date:	May 15, 2003	By:	/s/ David C. Ferguson

David C. Ferguson
Vice President & CFO

MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change: May 14, 2003

3.

News Release

A press release dated May 14, 2003, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CNN Newswire (Canada and U.S. disclosure package) on May 14, 2003 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change: On May 14, 2003, TransGlobe announced that the appraisal well at An Nagyah #4 on Block S-1 in the Republic of Yemen has tested light sweet oil from the Upper Lam formation.

5.	Full Description of Material Change: See the attached press release.

6.	Reliance on Confidentiality Provisions: Not Applicable

7.	Omitted Information: Not Applicable

8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officers: The foregoing accurately discloses the material change referred to in this report. DATED May 14, 2003, at the City of Calgary, in the Province of Alberta.

/s/ David Ferguson

David C. Ferguson
Vice President, Finance and CFO

NEWS RELEASE

FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES SUCCESSFUL
APPRAISAL WELL IN REPUBLIC OF YEMEN

Wednesday, May 14, 2003 Calgary, Alberta - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; OTC-BB symbol "TGLEF") is pleased to announce the appraisal well at An Nagyah #4 on Block S-1 in the Republic of Yemen has tested light sweet oil from the Upper Lam formation.

Block S-1, Yemen (25% working interest)

The An Nagyah #4 well was drilled to a total depth of 1,547 meters and suspended as a potential oil well after flowing at a stabilised rate of 1,320 barrels of light (45 degree API) oil per day on a 48 hour test.

The An Nagyah #4 well encountered the Upper Lam sandstones and found a thicker gross reservoir section (93 meters gross thickness). Better porosity and permeability are indicated on the open hole logs than found at An Nagyah #2. Log and pressure analysis indicate a 35 meter gas bearing interval and a 58 meter oil bearing interval are present. A 30 meter reservoir interval in the oil bearing section was perforated between 1,032 and 1,065 meters. The perforated interval flow tested at 1,320 barrels of light oil and 0.8 million cubic feet of natural gas per day on a 36/64 inch choke. No water was produced during the test period.

The An Nagyah #4 well has proved the continuity and quality of the Upper Lam reservoir. An Nagyah #4 is located two kilometers west of the An Nagyah #2 well which tested light sweet oil at 1,091 Bopd from a gross 28 meter oil reservoir (December 10, 2002 announcement). The successful appraisal well at An Nagyah #4 is anticipated to lead to development of the field.

The An Nagyah structural closure is mapped by 3-D seismic data and the four wells drilled on the structure to date. An estimate of reserves can be calculated for the pool now that the gas/oil and the oil/water contacts are defined by the wells. TransGlobe’s management has mapped the Upper Lam oil pool over an area of 15 square kilometers (6 square miles). An independent reservoir engineering firm has been contracted to determine proven and probable reserves. TransGlobe has also contracted an engineering firm with experience in Yemen oil development projects to prepare a facility design and preliminary cost estimate for the development of the An Nagyah field. The reserves estimates and development cost estimates will determine if sufficient reserves have been discovered to declare commerciality and proceed with development.

The primary focus for 2003 will be the evaluation of the An Nagyah light oil discovery which could lead to the declaration of a commercial oil project prior to year end. The Lam reservoir encountered at An Nagyah is a new producing horizon in Yemen. Its discovery opens up a new exploration focus for Block

S-1. In addition to the An Nagyah development evaluation, the current drilling program results are being integrated into the Company’s extensive seismic database to define future exploration drilling prospects.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross Clarkson, President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.
/s/ Ross Clarkson
Executive Offices:
Ross G. Clarkson,	#2900, 330 –5th Avenue, S.W.,
President & C.E.O.	Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com

MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change: May 14, 2003

3.

News Release:

A press release dated May 14, 2003, disclosing in detail the material summarized in this material change report was disseminated through the facilities of CNN Newswire (Canada and U.S. disclosure package) on May 14, 2003 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchange on which the securities of the Company are listed and posted for trading in the normal course of its dissemination.

4.

Summary of Material Change:

On May 14, 2003, TransGlobe announced its financial and operating results for the three-month period ended March 31, 2003. All dollar values are expressed in United States dollars unless otherwise stated. Per barrel of oil equivalent ("Boe") amounts have been calculated using a conversion of 6,000 cubic feet of natural gas to one barrel of oil.

Highlights:

   Record production volumes of 2,517 Boed during the quarter
   Successful development wells at Tasour #8 and Tasour #9
   Successful appraisal wells at An Nagyah #3 and An Nagyah #4
   Acquired 7,200 net acres on new gas prospects in Canada

5.	Full Description of Material Change: See the attached press release.

6.	Reliance on Confidentiality Provisions: Not Applicable

7.	Omitted Information: Not Applicable

2

8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED May 14, 2003, at the City of Calgary, in the Province of Alberta.

/s/ David Ferguson

David C. Ferguson
Vice President, Finance and CFO

NEWS RELEASE

FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2003 FIRST QUARTER RESULTS

Wednesday, May 14, 2003 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three month period ended March 31, 2003. All dollar values are expressed in United States dollars unless otherwise stated. Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of oil.

HIGHLIGHTS

  Record production volumes of 2,517 Boed during the quarter
  Successful development wells at Tasour #8 and Tasour #9
  Successful appraisal wells at An Nagyah #3 and An Nagyah # 4
  Acquired 7,200 net acres on new gas prospects in Canada

FINANCIAL AND OPERATING UPDATE

	Three Months Ended March 31
Financial	2003	2002	Change

Oil and gas revenue net of royalties	4,375,493	1,971,072	122%
Operating expense	775,555	412,406	88%
General and administrative expense	274,462	194,886	41%
Depletion and depreciation	1,466,000	878,000	67%
Income taxes	428,877	171,664	150%
Cash flow from operations	2,891,258	1,266,633	128%
Basic and diluted per share	0.06	0.02
Net income	1,425,258	315,003	352%
Basic and diluted per share	0.03	0.01
Capital expenditures	3,270,724	1,369,537	139%
Working capital	4,366,700	1,279,135	241%
Common shares outstanding
Basic (weighted average)	51,514,801	51,311,468
Diluted (weighted average)	52,539,422	51,867,390

Production

Oil and liquids (Bpd)	2,356	1,338	76%
Average price ($ per barrel)	29.73	21.03	41%
Gas (Mcfpd)	966	895	8%
Average price ($ per Mcf)	5.69	2.28	150%
Total (Boed) (6 : 1)	2,517	1,487	69%
Operating expense ($ per Boe)	3.44	3.08	12%

EXPLORATION UPDATE

Block 32, Republic of Yemen (13.81087% working interest)

The 2003 Block 32 Joint Venture budget and work program includes drilling two development/appraisal wells, two exploration wells and one contingency well. Three wells have been drilled to date resulting in an exploratory dry hole at Haibish and two producing oil wells (Tasour #8 and Tasour #9). The Tasour #8 development well was successfully completed in January 2003 at an initial rate of 9,000 Bopd. The Tasour #9 development well commenced production in April 2003 at an initial rate of 1,500 Bopd. The Tasour #7 (drilled September 2002), Tasour #8 and Tasour #9 wells have changed the structural mapping of the field. The revised structural picture of this field has set up a number of potential exploration prospects to the west and the east of the Tasour field along the southern, bounding fault. Additional seismic reprocessing and remapping work is underway to select new exploration drilling locations for the future. It is anticipated the first of these locations, Tasour #10, will commence drilling in June 2003 as a potential western extension of the Tasour field. Another contingent well could be drilled in the fourth quarter of 2003.

In addition to the exciting new potential in the Tasour area, the Block 32 Joint Venture Group shot a 120 kilometer 2-D seismic program over year end 2002 to further delineate prospects on the eastern portion of the block. The data was processed in Q-1 2003 and is being interpreted. It is expected that some of these prospects will be ready to drill in the future. The eastern prospects will not be drilled until at least 2004, depending upon the results in and around the Tasour field.

Block S-1, Republic of Yemen (25% working interest)

The drilling program commenced in September 2002 was expanded and has continued into 2003. To date the Block S-1 Joint Venture group has drilled three wells in 2003, resulting in one gas condensate and two oil wells.

The first well, An Naeem #3, was drilled to a total depth of 1,623 meters to evaluate a potential oil rim on the An Naeem structure. The An Naeem #3 well tested gas and condensate from the Alif zone and did not encounter the anticipated oil rim. The next well, An Nagyah #3, commenced drilling in February 2003 to appraise the light oil discovery made at An Nagyah #2 (1,100 Bopd announced December 10, 2002). The well was drilled to a total depth of 1,292 meters and encountered the Upper Lam sandstones in a structurally higher position than the An Nagyah #2 well. Although the Upper Lam sandstones had a thicker gross reservoir section and better indicated porosity and permeability than found at An Nagyah #2, the Upper Lam was not flow tested as it was entirely above the gas/oil contact found in the An Nagyah #2 well. The An Nagyah #3 well did test 240 Bopd of light 42 degree oil from a new pool in the Lower Lam. The core and test data indicate the Lower Lam reservoir has less porosity and permeability than the Upper Lam reservoir and therefore may require stimulation to enhance production. The discovery of a new productive horizon in the Lower Lam should augment development economics. The next well in the program, An Nagyah #4, was drilled to a total depth of 1,547 meters and tested 1,320 barrels of light oil (45 degrees API) from the Upper Lam reservoir. The An Nagyah #4 well encountered a much thicker gross sand package and defined a 60 meter (197 feet) total oil column in the Nagyah pool. The successful appraisal well at An Nagyah #4 is anticipated to lead to development of the field.

The An Nagyah structural closure is mapped by 3-D seismic data and the four wells drilled on the structure to date. An estimate of reserves can be calculated for the pool now that the gas/oil and the oil/water contacts are defined by the wells. TransGlobe management has mapped the Upper Lam oil pool over an area of 15 square kilometers (6 square miles). An independent reservoir engineering firm has been contracted to determine proven and probable reserves. TransGlobe has also contracted an engineering firm with experience in Yemen oil development projects to prepare a facility design and preliminary cost estimate for the development of the An Nagyah field. The reserves estimates and development cost estimates will determine if sufficient reserves have been discovered to declare commerciality and proceed with development.

The primary focus for 2003 will be the evaluation of the An Nagyah light oil discovery which could lead to the declaration of a commercial oil project prior to year end. The Lam reservoir encountered at An Nagyah is a new producing horizon in Yemen. Its discovery opens up a new exploration focus for Block S-1. In addition to the An Nagyah development evaluation, the current drilling program results are being integrated into the Company’s extensive seismic database to define future exploration drilling prospects.

Canada

With record cash flow from Yemen in 2002 and early 2003, the Company expanded the Canadian budget to focus on natural gas projects. To date, the Company acquired mineral rights on 7,200 net acres in 2003 and farmed-in on an additional 4,480 (2,240 net) acres. The Company plans to acquire additional mineral rights and is negotiating several farm-in proposals. The majority of the land is located in Central Alberta on three main prospects, of which two are new focus areas for the Company.

It is anticipated that the Company will drill a minimum of four to six wells, with contingency for an additional six to eight wells. All the prospects are focused towards natural gas. It is expected that drilling will commence in June. Successful wells could be on production by late 2003 as all the prospects are near existing infrastructure and can be accessed year round.

OPERATING UPDATE

Production

Production from Tasour averaged 16,700 Bopd (2,307 Bopd to TransGlobe) during the first quarter of 2003. With the completion of Tasour #8 in January 2003 the production potential of the six wells exceeded the facility capacity. Tasour field production was restricted to approximately 16,000 Bopd (2,210 Bopd to TransGlobe) during January and February 2003 due to limited export pump capacity. In March production averaged 17,870 Bopd (2,468 Bopd to TransGlobe) as shut in wells were returned to production and two wells were worked over to replace submersible pumps. The Tasour central production facility (“CPF”) was modified to increase export pumping capacity to greater than 20,000 Bopd in late February 2003.

Production from Canada averaged 210 Boepd during the first quarter of 2003 compared to 191 Boepd during the first quarter of 2002. Two wells at Nevis were tied in and commenced production in February 2003. The Morinville 5-19 well was placed on production during March 2003. Canadian production for the month of March averaged 247 Boepd.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2003 and 2002, the audited financial statements and MD&A for the year ended December 31, 2002 included in the Company’s annual report and the operating update in this report. All dollar values are expressed in United States dollars unless otherwise stated.

Operating Results

Net income for the first quarter 2003 was $1,425,258 ($0.03 per share) compared to a net income of $315,003 ($0.01 per share) in 2002 with cash flow from operations of $2,891,258 ($0.06 per share) compared to $1,266,633 ($0.02 per share) respectively. The increase in net income and cash flow in 2003 is primarily a result of increased production volumes and increased commodity prices.

Revenue net of royalties was $4,375,493 for the first quarter 2003 compared to $1,971,072 for the same period in 2002. In 2003, revenues net of royalties were $3,829,993 and $545,500 from Yemen and Canada respectively. In 2002, revenues net of royalties were $1,773,072 and $198,000 from Yemen and Canada respectively. Revenues net of royalties in Yemen increased 116% due to a 78% increase in production, a 40% increase in oil prices. Revenues net of royalties were offset by an increase in royalty costs, due to TransGlobe having a lower share for a portion of the historical cost pools recovered during this quarter of approximately 8.8% versus a working interest share of 13.8%. This resulted in approximately $902,000 reduction in revenues net of royalties in Yemen. The average oil price for the Company’s production in Yemen for the first quarter 2003 was $29.74 per barrel compared to $21.19 in 2002. Oil produced from the Tasour field in Yemen is marketed by Nexen Marketing International Ltd. and the oil price is based on an average dated Brent price less a quality/transportation differential between the dated Brent blend and the Yemen Masila crude oil blend. Revenue in Canada increased due to a 150% increase in gas prices, an 82% increase in oil and liquids price and a 10% increase in production. Gas prices averaged $5.69 per Mcf in Canada for the first quarter in 2003 and $2.28 per Mcf for the same period in 2002. Oil and liquids prices in Canada averaged $29.24 per barrel for the first quarter of 2003 and $16.11 per barrel for the same period in 2002.

The Company will experience further reductions in revenues net of royalties in Yemen (assuming constant production levels) as TransGlobe and its partners shift from maximum cost oil recovery to production sharing oil in the second quarter of this year. The Block 32 Joint Venture Group share of the oil produced will reduce from approximately 71% after royalty and taxes during maximum cost oil recovery to a range of approximately 40% to 50% after royalty and taxes depending on commodity prices, operating costs and future capital expenditures.

Operating costs of $775,555 averaged $3.44 per Boe in the first quarter of 2003 compared to $412,406 ($3.08 per Boe) in 2002. The increase is mainly a result of workover expenses incurred in Yemen.

The netback per Boe was $15.93 during the first quarter 2003. The comparable figure for the same period in 2002 was $11.65 per Boe. The increase in netbacks between periods is primarily due to increased commodity prices offset by increased royalty costs in Yemen associated to reallocation of historical cost pools with partners.

General and administrative expenses were $274,462 ($1.21 per Boe) for the three month period ended March 31, 2003 as compared to $194,886 ($1.46 per Boe) in the comparable period in 2002. The increase is attributed to increases in travel, rent, insurance and professional costs.

Depletion and depreciation was $1,466,000 for the first quarter 2003 compared to $878,000 in 2002. The increase is attributable to significantly higher costs in the depletable base in Yemen. In Yemen, unproven properties in the amount of $8,932,273 were excluded from costs subject to depletion and depreciation. This represents a portion of the costs incurred in Block S-1. These costs will be included in the depletable base as Block S-1 is developed or as impairment is determined.

Current income tax in the amount of $428,877 ($171,664 in 2002) represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the Production Sharing Agreement on Block 32. The increase is a result of increased production and oil prices.

Capital Expenditures

Capital expenditures were $2,968,798 and $301,926 in Yemen and Canada respectively in 2003. Expenditures of $1,064,820 in Yemen on Block 32 were primarily for drilling Tasour #8 (drilling over December year end), Haibish #1, and Tasour #9 (drilling over March quarter end), a 98 kilometer 2-D seismic program and an additional payment for the Block 32 acquisition purchased in 2000. Expenditures of $1,875,100 in Yemen on Block S-1 were primarily for drilling An Naeem #3 (drilling over December year end) and An Nagyah #3.

Canadian capital expenditures in 2003 relate mainly to the acquisition of several oil and gas lease rights and well equipment and tie in costs for two wells in the Nevis area.

Liquidity and Capital Resources

Funding for the Company’s capital expenditures in the first quarter 2003 was provided by cash flow from operations and working capital.

At March 31, 2003 the Company had working capital of $4,366,700, no debt, a revolving credit facility of Cdn$2,500,000 and an acquisition/development credit facility of Cdn$2,000,000.

The Company expects to fund its 2003 exploration and development program (budgeted at $10 million firm and contingent of which $3.3 million was incurred in the first quarter of 2003) through the use of working capital, cash flow and debt as required. Should cash flow be negatively impacted by reduction in production volumes or commodity prices, the Company has significant flexibility to adjust its Canadian capital budget of $2.7 million.

Commitments and Contingencies

The Company has a future contingent liability on Block 32 relating to additional working interest acquired in 2000 which is based on future production performance of the Block. The Company made one payment ($160,000) during the quarter ended, one payment ($160,000) subsequent to the quarter and expects to make the balance of payments during 2003 ($480,000 remains outstanding).

Block S-1 second exploration period letter of credit issued in 2002 in the amount of $1,500,000 was fully released during the quarter ended.

The Company has entered into a fixed price natural gas sales contract for 500 GJ/day (approximately 500 Mcfpd, or less than 50% of current production) at a price of Cdn$7.65/GJ for the period March 1, 2003 to November 1, 2003.

Consolidated Statements of Income and Deficit
(Unaudited – Expressed in U.S. Dollars)

	Three Months Ended March 31

	2003	2002

REVENUE
Oil and gas sales, net of royalties	$4,375,493	$1,971,072
Other income	926	400

	4,376,419	1,971,472

EXPENSES
Operating	775,555	412,406
General and administrative	274,462	194,886
Foreign exchange (gain) loss	6,255	(1,983)
Interest	12	1,496
Depletion and depreciation	1,466,000	878,000

	2,522,284	1,484,805

Net income before income taxes	1,854,135	486,667
Income taxes	428,877	171,664

NET INCOME	1,425,258	315,003
DEFICIT, BEGINNING OF PERIOD	(12,298,309)	(17,724,698)

DEFICIT, END OF PERIOD	$(10,873,051)	$(17,409,695)

Net income per basic and diluted share	$0.03	$0.01

Consolidated Balance Sheets
(Expressed in U.S. Dollars)

	March 31, 2003	December 31,2002

	(Unaudited)
ASSETS
Current
Cash	$4,479,987	$2,595,170
Accounts receivable	1,438,801	2,984,000
Prepaid expenses	76,379	88,837

	5,995,167	5,668,007
Capital assets
Republic of Yemen	16,682,633	15,066,835
Canada	3,845,231	3,651,305

	$26,523,031	$24,386,147

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,628,467	$919,074
Provision for site restoration and abandonment	127,209	122,209

	1,755,676	1,041,283

SHAREHOLDERS’ EQUITY
Share capital	35,640,406	35,643,173
Deficit	(10,873,051)	(12,298,309)

	24,767,355	23,344,864

	$26,523,031	$24,386,147

Consolidated Statements of Cash Flows
(Unaudited – Expressed in U.S. Dollars)

	Three Months Ended March 31

	2003	2002

CASH FLOWS RELATED TO THE FOLLOWING
ACTIVITIES:
OPERATING
Net income	$1,425,258	$315,003
Adjustments for
Depletion and depreciation	1,466,000	878,000
Performance bonus expense paid in shares	-	73,630

Cash flow from operations	2,891,258	1,266,633
Changes in non-cash working capital	2,187,306	(166,151)

	5,078,564	1,100,482

FINANCING
Issue of share capital	38,500	(308)
Repurchase of share capital	(41,267)	-

	(2,767)	(308)

INVESTING
Purchase of capital assets
Republic of Yemen	(2,968,798)	(1,059,633)
Canada	(301,926)	(309,904)
Change in non-cash working capital	79,744	(100,809)

	(3,190,980)	(1,470,346)

NET INCREASE (DECREASE) IN CASH	1,884,817	(370,172)
CASH, BEGINNING OF PERIOD	2,595,170	1,174,846

CASH, END OF PERIOD	$4,479,987	$804,674

Supplemental Disclosure of Cash Flow
Cash interest paid	$12	$1,496
Cash taxes paid – Yemen	$428,877	$171,664

Notes to the Consolidated Financial Statements

1.  Basis of presentation

The interim consolidated financial statements of TransGlobe Energy Corporation (“TransGlobe” or the “Company”) for the three month periods ended March 31, 2003 and 2002 have been prepared by management in accordance with accounting principles generally accepted in Canada on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2002. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2002.

2. Share capital

The Company is authorized to issue 500,000,000 common shares with no par value.

Continuity of common shares	2003

	Shares	Amount

Balance, December 31, 2002	51,494,801	$35,643,173
Share options exercised	175,000	38,500
Share repurchase	(100,000)	(41,267)

Balance, March 31, 2003	51,569,801	$35,640,406

In December 2002, the Company announced the approval of a Normal Course Issuer Bid to acquire up to 4,855,435 common shares over a 12 month period expiring December 8, 2003. In 2003 the Company acquired 100,000 common shares at a price of Cdn$0.60/share. The acquired shares have been returned to treasury and cancelled.

Continuity of stock options	2003

Balance, December 31, 2002	3,624,500
Granted	-
Exercised	(175,000)
Expired	-

Balance, March 31, 2003	3,449,500

The Company accounts for its stock-based compensation plans using the intrinsic-value of the options granted whereby no costs have been recognized in the financial statements for stock options granted to employees and directors at market values. Effective January 1, 2002 under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company’s net earnings per share would approximate the following pro forma amounts (the pro forma amounts shown do not include the compensation costs associated with stock options granted prior to January 1, 2002):

	Three Months Ended	Three Months Ended
	March 31, 2003	March 31, 2002

Compensation costs	$68,000	$-

Net earnings:
As reported	$1,425,258	$315,003
Pro forma	$1,357,258	$315,003

Net earnings per common share
Basic and diluted
As reported	$0.03	$0.01
Pro forma	$0.03	$0.01

The fair value of each option granted on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants is as follows:

Risk free interest rate (%)	5.05
Expected lives (years)	5.00
Expected volatility (%)	66.35
Dividend per share	0.00

3. Per share amounts

The weighted average number of common shares and diluted common shares outstanding during the three months ended March 31, 2003 was 51,514,801 (2002 – 51,311,468) and 52,539,422 (2002 – 51,867,390), respectively.

4. Segmented information

	Three Months Ended March 31
	2003	2002

Oil and gas revenue net of royalties
Yemen	$3,829,993	$1,773,072
Canada	545,500	198,000

	4,375,493	1,971,072
Operating
Yemen	638,010	297,277
Canada	137,545	115,129

	775,555	412,406
Depletion and depreciation
Yemen	1,353,000	803,000
Canada	113,000	75,000

	1,466,000	878,000

Segmented operations	2,133,938	680,666
Other income	926	400
General and administrative	274,462	194,886
Foreign exchange (gain) loss	6,255	(1,983)
Interest	12	1,496
Income taxes	428,877	171,664

Net income	$1,425,258	$315,003

The above includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
/s/ David C. Ferguson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

David C. Ferguson	Executive Offices:
Vice President, Finance & C.F.O.	2900, 330 - 5th Avenue, S.W., Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com